FINAL DRAFT

FOR IMMEDIATE RELEASE

CONTACTS:

MEDIA                                       INVESTORS

Rita Srinivasan                             Larry James
65.360.4368                                 1.408.941.1110
ritasrinivasan@charteredsemi.com            jamesl@charteredsemi.com

Maggie Tan                                  Suresh Kumar
65.360.4705                                 65.360.4060
tanmaggie@charteredsemi.com                 sureshk@charteredsemi.com

Barbara Kalkis
Maestro Public Relations
1.408.996.9975
kkalkis@compuserve.com

                CHARTERED SEMICONDUCTOR POSTPONES GLOBAL OFFERING


SINGAPORE -- April 17, 2000 -- Chartered Semiconductor Manufacturing Ltd (Nasdaq: CHRT and SGX-ST: CHARTERED) today announced that due to current stock market conditions it has postponed the previously announced global offering of 213,000,000 ordinary shares, directly or in the form of American Depositary Shares. The proposed offering consisted of 78,000,000 ordinary shares offered by Chartered and 135,000,000 ordinary shares offering by selling shareholders.

ABOUT CHARTERED

Chartered Semiconductor Manufacturing Ltd (Nasdaq: CHRT and SGX-ST: CHARTERED) is one of the world's leading independent foundries providing wafer fabrication services. Guided by the tenets of trust, service, partnership, advanced technology and stability, the Company aims to provide world-class semiconductor foundry services that enable customers to create and deliver market-leading system-level solutions. Chartered operates five fabrication facilities that serve high-growth, technologically advanced applications such as communications and networking. Headquartered in Singapore, Chartered employs approximately 3400 people at its 11 locations in North America, Asia and Europe.

NO OFFERING

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This news release is not an offer of the Company's securities for sale in or out of the United States. The Company's securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the Company's securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.

Chartered completed its global initial public offering in October 1999 and is traded in the United States on Nasdaq and in Singapore on the Singapore Exchange Securities Trading Limited (SGX-ST). For more information, visit the company's website, www.charteredsemi.com.


                                      ###